Exhibit 12.1

UNIONBANCAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES REQUIREMENTS

	For the Years Ended December 31,					For the Six Months Ended June 30,
(in millions, except ratios)	1998	1999	2000	2001	2002	2002	2003
EXCLUDING INTEREST ON DEPOSITS

Income before income taxes and effect of accounting changes	$672	$656	$661	$715	$775	$368	$417
Fixed Charges:
Interest expense, excluding interest on deposits	212	228	252	156	58	32	21
One third of rents, net income from subleases (A)	13	12	12	10	12	5	5
Total fixed charges	225	240	264	166	70	37	26
Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest	$897	$896	$925	$881	$845	$405	$443
Ratio of earnings to fixed charges requirements	3.99	3.73	3.50	5.31	12.07	10.95	17.04

INCLUDING INTEREST ON DEPOSITS

Fixed charges	$225	$240	$264	$166	$70	$37	$26
Add: Interest on deposits	555	518	665	515	236	128	88
Total fixed charges including interest on deposits	$780	$758	$929	$681	$306	$165	$114
Earnings before taxes, fixed charges, and effect of accounting accounting changes, excluding capitalized interest, as above	$897	$806	$925	$881	$845	$405	$443
Add: Interest on deposits	555	518	665	515	236	128	88
Total earnings before taxes, fixed charges, effect of accounting changes, and interest on deposits	$1,452	$1,414	$1,590	$1,396	$1,081	$533	$531
Ratio of earnings to fixed charges requirements	1.86	1.87	1.71	2.05	3.53	3.23	4.66

(A)  The proportion deemed representative of the interest factor.